UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Banco Macro S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

05961W105

(CUSIP Number)

Delfín Jorge Ezequiel Carballo

Juana Manso 555

City of Buenos Aires, C1041AAI, Republic of Argentina

5411-3221-9254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS DELFÍN JORGE EZEQUIEL CARBALLO (IRS Identification Number: Not Applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares: 4,895,416 Class B Shares: 106,805,523
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER Class A Shares: 4,895,416 Class B Shares: 106,805,523
	10	SHARED DISPOSITIVE POWER Not applicable

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1) Class A Shares: 4,895,416 Class B Shares: 106,805,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A: 43.6% Class B: 16.2%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Amendment relates to the Class B ordinary shares (the “Class B Shares”) of Banco Macro S.A. The Class B Shares have a par value of Ps.1.00. The Class B Shares are entitled to one (1) vote per share.

The Reporting Person (as defined in Item 2 herein) also owns Class A shares of Banco Macro S.A. (the “Class A Shares”). The Class A Shares have a par value of Ps.1.00 and are entitled to five (5) votes per share.

The address of Banco Macro S.A.’s principal office and principal place of business is Juana Manso 555, City of Buenos Aires, C1041AAI, Republic of Argentina

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) This Statement is being filed by Delfín Jorge Ezequiel Carballo (the “Reporting Person”).

(b) — (c) The Reporting Person, a natural person, is Vice Chairman of the board of directors of Banco Macro S.A. The address of his principal office and principal place of business is Sarmiento 447, City of Buenos Aires, C1041AAI, Republic of Argentina.

(d) — (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Citizen of the Republic of Argentina.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

Not applicable.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

On May 26, 2017, Banco Macro S.A. filed with the SEC a preliminary prospectus in respect of a proposed offering of up to 74,000,000 Class B Shares (the “Offering”). Under Argentine law, the existing shareholders of Banco Macro S.A. were entitled to preemptive and accretion rights to subscribe for Class B Shares in the Offering to the extent provided in Argentine law. The Reporting Person decided not to exercise the preemptive and accretion rights to subscribe for Class B Shares in the Offering. As a result of the Offering, the Reporting Person’s aggregate ownership interest in Banco Macro S.A. is 16.7% (taking into account the full exercise of the option to purchase an additional 11,099,993 Class B Shares, which closed on July 13, 2017).

The Reporting Person does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

(a)  The information in rows (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference.

(b)  The information in rows (7) through (10) of the cover pages to this Amendment are hereby incorporated by reference.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

On May 26, 2017, the Reporting Person and Macro Securities S.A. entered into the Preemptive Rights Assignment Agreement (Contrato de Cesión de Derechos de Preferencia) (the “Assignment Agreement”), assigning to Macro Securities S.A., acting as agent for the underwriters and the Argentine placement agent in the Offering, the Reporting Person’s preemptive and accretion rights in respect of the Class B Shares to be issued pursuant to the Offering.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2017

By: /s/ Delfín Jorge Ezequiel Carballo

Name: Delfín Jorge Ezequiel Carballo

Title: Vice Chairman